Halo Companies, Inc. One Allen Center, Suite 500 700 Central Expressway South Allen, TX 75013 o: 214.644.0065 f: 214.644.0070

July 25, 2011

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Halo Companies, Inc. (the “Company”) Form 10-K for fiscal year ended December 31, 2010 Filed March 31, 2011 File No. 000-15862

Dear Mr. Spirgel:

This letter is being submitted in response to the comments set forth in the June 28, 2011 letter from the Staff of the Division of Corporate Finance (the “Comment Letter”).  The responses to the Comment Letter appear below, in numerical order corresponding to the Staff’s comments.

Form 10-K for fiscal year ended December 31, 2010
General

Comment #1.
We note your response to our comment one in our letter dated May 31, 2011.  However, your response should be expanded to explain the specific facts that support your conclusions under each exemption that you are relying on.  For example, please provide an analysis as to which of the asset concentration tests under Section 3(c)(5) you are relying on.  In addition, explain how you are complying within the appropriate percentage concentration limits of those assets, such that it would be necessary to fit within the safe harbor of Section 3(c)(5).  Your analysis should not solely focus on Halo Asset Management, but also why Halo Companies should not be considered an investment company.

Response:

By way of background, Equitas Housing Fund, LLC conducted a $20 million collateralized debt offering.  Equitas Housing Fund, LLC is a wholly-owned subsidiary of Halo Asset Management, which in turn is a wholly-owned subsidiary of Halo Companies.

The Equitas Housing Fund offering, which is now closed, generated $1.2 million in proceeds from one investor.  Of the $1.2 million in proceeds, $300,000 was used to acquire non-performing, residential mortgage notes and the balance was used for mortgage note workout expenses and operational expenses of Halo Asset Management.  The $300,000 investment in portfolio assets represented 11% of Halo Companies’ total assets at fiscal year-end.

Halo Companies (collectively with its subsidiaries) does not intend to conduct another offering such as the collateralized debt offering.  Nor does Halo Companies intend to own (a) a portfolio of mortgage notes or deeds of trust, beyond its current ownership of mortgage notes, or (b) a portfolio of single family homes.

Instead, Halo Companies has a bona fide intent to focus, and will focus on consumer financial rehabilitation services -- that is, providing Halo Companies’ full range of services to third parties’ portfolios of residential mortgage notes and foreclosed single family homes.  This business focus will be more thoroughly described in Halo Companies’ forthcoming 10-Q for the quarterly period ended June 30, 2011, in order to update the description of Halo Companies’ business and that of its subsidiaries.

***

In light of the preceding discussion, and the commitment to update the company’s disclosure, the definition of “investment company” set forth in Section 3(a)(1)(A) of the Investment Company Act of 1940, is not applicable to Halo Companies or any of its subsidiaries.  More precisely, neither Halo Companies, nor any subsidiary, is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.

Accordingly, Halo Companies respectfully submits that, since Halo Companies does not meet the threshold definition of “investment company” in Section 3(a), discussion of Halo Companies’ reliance upon the exemptions is unnecessary.

Government Regulation, page 7

Comment #2.
We note your response to our comment three in our letter dated May 31, 2011; however, your disclosure is still vague as to which specific existing or probable governmental regulations will have a beneficial or adverse effect on your business.  Please revise your disclosure appropriately to discuss specific federal, state and local rules and regulations that affect your operations.

Response:

The Company shall amend its filings and add the following:

Regulatory Environment & Government Regulation

In the United States, we are regulated pursuant to laws applicable to businesses in general.  And in some areas of our business, we are subject to specific laws regulating the availability of certain material related to, or to the obtaining of, personal information.  Adverse developments in the legal or regulatory environment relating to the debt collection, mortgage servicing and mortgage origination industries in the United States could have a material adverse effect on our business, financial condition and operating results.  A number of legislative and regulatory proposals from the federal government and various state governments in the areas of debt collection, mortgage servicing, mortgage origination, consumer protection, advertising, and privacy, among others, have been adopted or are now under consideration.  We are unable at this time to predict which, if any, of the proposals under consideration may be adopted and, with respect to proposals that have been or will be adopted, whether they will have a beneficial or an adverse effect on our business, financial condition and operating results.

For the mortgage origination and mortgage servicing industries in particular, legislation in the United States has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous federal, state and local departments and agencies have issued extensive rules and regulations, some of which carry substantial penalties for failure to comply. These laws and regulations increase the cost of doing business and, consequently, affect profitability. Since new legislation affecting the mortgage origination and mortgage servicing industries is commonplace and existing laws and regulations are frequently amended or reinterpreted, the company is unable to predict the future cost or impact of complying with these laws and regulations.  However, the Company considers the cost of regulatory compliance a necessary and manageable part of its business.  Further, the Company has been able to plan for and comply with new regulatory initiatives without materially altering its operating strategies.

Specific laws which affect Halo Asset Management and Halo Portfolio Advisors in particular are the following:  The Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (“S.A.F.E. Act”), the Fair Debt Collection Practices Act (“FDCPA”), and the Real Estate Settlement Procedures Act (“Regulation X” or “RESPA”).  Currently, the Company is fully compliant with each of these laws.  The Company believes that these laws, as currently enacted, provide barriers to entry for potential competitors, by virtue of their respective bonding and licensing requirements, and the overall cost of compliance.  The Company believes that Halo Asset Management and Halo Portfolio Advisors maintain a competitive advantage in the marketplace because the Company is already fully compliant with each of the referenced laws.

In addition to the referenced federal laws and regulations, state mortgage origination and mortgage servicing laws and regulations also affect the Halo Asset Management and Halo Portfolio Advisors businesses, by providing further barriers to entry as well as additional compliance and enforcement procedures for our unlicensed, noncompliant competition.  The Company is currently compliant with all relevant state laws and regulations in the states in which the Company does business, however, if the relevant laws and regulations were to change in the states where the Company has its highest concentration of business, such change could have an adverse impact on the Company’s operating strategy and overall revenues.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12
Revenue Recognition and Accounts Receivable, page 16

Comment #3.
We note your response to our comment four in our letter dated May 31, 2011.  We note that you conclude that your obligation under the agreements is to arrange a settlement with the creditor.  Tell us if you concluded that you have any other obligations under your agreements.

We also note that the customer makes monthly contributions under the agreements.  Tell us if you receive the entire payment due from the customer once the first payment is made or if you are entitled to receive any monies from these monthly payments.  Tell us what happens if the customer stops making the monthly payments and how you considered this in your policy as far as collectability is reasonably assured and that price is fixed and determinable.  Tell us what your requirements are surrounding collection of the payments from the customer and remitting the payments to the creditors.

Response:

Re: HFS’ obligations:

HFS’ primary obligation under the contractual agreement with each customer is to arrange a satisfactory settlement between that customer and the creditor to whom the customer is indebted.  HFS does have other obligations under the contractual agreement with its customer, all of which are ministerial in nature:  HFS must (i) perform all requirements necessary to set up the customer account, and perform the initial consultation, (ii) promptly inform the customer of any written settlement offer received from a creditor, and (iii) respond to the customer’s inquiries and communications.

Re: Payments to HFS:

HFS utilizes a 3rd party special purpose bank account (“SPA”) for each customer, to accumulate the funds necessary to satisfy settlements with creditors and to pay HFS’ fees.  As a point of information, the SPA is managed by HFS, however, the money in the account is owned by the customer.

HFS does not receive full (or even partial) payment of its fees when the customer first makes a monthly contribution to the SPA.  HFS would only receive payment of its fees from the SPA when HFS has earned its fees, by meeting the revenue recognition standards – that is, once (i) a settlement agreement is arranged between the customer and the creditor to whom the customer is indebted and (ii) the customer makes an initial payment to the creditor on that settlement.

The fee amount (which varies by state) is fixed and determinable, with the amount specifically defined in the contractual agreement between HFS and the customer.

If the revenue recognition standards have not been met, and the customer stops making monthly payments into the SPA, the contractual agreement with that customer is terminated.  HFS will not have recognized revenue, or booked a receivable with respect to that customer.  Any balance in the SPA belongs to the customer, and HFS will have no claim on that balance.  Accordingly, there is no effect on HFS fee collectability.

If the revenue recognition standards have been met, and the customer stops making monthly payments into the SPA, the contractual agreement with that customer is terminated and any outstanding balance of the fees payable to HFS is subject to a collectability risk.  For those customers who have account receivable balances, HFS has considered creating an allowance for doubtful accounts, but the dollar amount of fees written off has been minimal.    Since HFS began operations in 2010, there have only been six customers with an outstanding accounts receivable balance that was written off.  The aggregate amount written off for these six customers was approximately $1,000, an  immaterial amount to HFS and to Halo Companies, Inc. as a whole.

Re: Payments to Creditors:

After having orchestrated a satisfactory settlement between a customer and the creditor to whom the customer is indebted, HFS’ role is minor:  HFS will administer the payment of funds from the customer SPA into the bank account specified by the creditor.  As noted above, the SPA is managed by HFS, however, the money in the account is owned by the customer, and the financial obligation to pay the creditor remains the sole responsibility of the customer.

Comment #4.
We note your response to our comment five in our letter dated May 31, 2011.  Tell us if the customer makes monthly contributions under the HDS services.  We note that approximately 65-75% of the service is collected during the service period.  Tell us how you account for the remaining 25-35% of the fees in detail and your basis.  Tell us historically what amounts you typically collect on the monies received outside the average service period.

Response:
The customer does in fact make monthly payments of the service fee to HDS.

As noted, approximately 65-75% of the service fee is collected during the average service period of 10 months.  Accordingly, at the end of the service period, the approximate 25-35% balance of the total fee earned is carried as an account receivable.

As a courtesy to HDS’ client base, and as part of the original contractual agreement between HDS and the customer, HDS may allow a customer a contractually agreed-upon extended period of time to pay HDS for the 25-35% balance of the total fee earned.  From an accounting perspective, the additional payments received by HDS from month 10 through the last contractual payment date reduce the account receivable balance owed to HDS.  Not only does the extended payment schedule benefit the customer from a monthly cash flow perspective, it benefits HDS, as the contractually agreed extended payment terms allow the customer to save more money during the contract period and apply those additional funds to the creditor settlements faster, further enhancing HDS’ overall collectability (i.e. fewer cancellations).

Regarding HDS’ historical collection of the 25-35% balance of the total fee earned:  By way of background, HDS looks at its collectability of accounts receivable based on historical revenue recognition compared to actual write offs of customer accounts receivable balances.  This analysis is re-performed at each financial reporting date (which would incorporate all past transaction history along with any changes to current economic and industry trends and changes in customer payment terms).  For the year ended December 31, 2010, HDS collected approximately 83% of all revenue recognized.  Accordingly, as of December 31, 2010, HDS had an allowance for doubtful accounts of approximately 17% of the year-end HDS gross accounts receivable balance.

Historically, of the 25-35% balance of the total fee earned, approximately 88-89% of this balance is collected, and approximately 11-12% of this balance is written off.

HDS provides for estimated uncollectible amounts through an increase to the allowance for doubtful accounts and a charge to earnings.  Balances that remain outstanding after HDS has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts.

Sincerely,

/s/ Brandon Cade Thompson
Brandon Cade Thompson
Chief Executive Officer